1-15495

02044270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2001

Commission File Number: 0-16311

CHARTER ONE BANK, F.S.B.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

CHARTER ONE FINANCIAL, INC.
(Name of issuer of the securities held pursuant to the plan)

1215 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHARTER ONE BANK, F.S.B.
RETIREMENT SAVINGS PLAN

DATE: June 26, 2002

By: ______________________

Robert J. Vana, on behalf of its
Administrative Committee

Plan Financial Statements and Schedules.

Filed herewith are:

a) An audited statement of financial condition as of the end of the latest two fiscal years of the plan; and

b) An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

Exhibit 1. Consent of independent public accountants.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended
December 31, 2001 and 2000,
Supplemental Schedule
For the Year Ended
December 31, 2001
and Independent Auditors' Report

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, Ohio 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Charter One Bank
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Charter One Bank Retirement Savings Plan (the "Plan"), as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

	Participant Directed Funds	Non-Participant Directed		Total
		Allocated ESOP Stock Fund	Unallocated ESOP Stock Fund	
Assets:				
Investments at fair value:				
At quoted market prices:				
Charter One Financial, Inc. common stock (Note 4)	$ 69,374,223	$157,548,056	$ 3,315,422	$230,237,701
KeyBank Investment Funds:				
Employee Benefits Money Market Fund	1,343,319	95,541		1,438,860
Victory DCS Equity Index Fund	22,461,111			22,461,111
Victory DCS Money Market Fund	19,083,654			19,083,654
Victory DCS Fidelity Magellan II Fund	8,055,391			8,055,391
The American Funds Group:				
American Balanced Fund	19,560,875			19,560,875
Bond Fund of America	7,681,997			7,681,997
EuroPacific Growth Fund	4,919,366			4,919,366
Washington Mutual Investors Fund	15,114,634			15,114,634
Putnam Vista Fund	11,286,812			11,286,812
At estimated fair value:				
Participant loans	3,806,752			3,806,752
Total investments	182,688,134	157,643,597	3,315,422	343,647,153
Receivables:				
Estimated amount receivable from Liberty Federal Bank 401(k) Savings Plan (Note 1)	1,491,993			1,491,993
Employee contributions	464,287			464,287
Investment income	15,838	304	247	16,389
Due from broker for securities sold		40,839		40,839
Total receivables	1,972,118	41,143	247	2,013,508
Total assets	184,660,252	157,684,740	3,315,669	345,660,661
Liabilities:				
Note payable to Charter One Bank, F.S.B. (Note 3)			387,597	387,597
Due to broker for securities purchased	387,707			387,707
Other	5,956			5,956
Total liabilities	393,663		387,597	781,260
Interfund receivables (payables)	1,134	(1,134)		
Net assets available for benefits	$184,267,723	$157,683,606	$ 2,928,072	$344,879,401

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

	Participant Directed Funds	Non-Participant Directed: Allocated ESOP Stock Fund	Non-Participant Directed: Unallocated ESOP Stock Fund	Total
Assets:				
Investments at fair value:				
At quoted market prices:				
Charter One Financial, Inc. common stock (Note 4)	$ 78,563,620	$ 165,488,804	$ 15,179,530	$ 259,231,954
KeyBank Investment Funds:				
Employee Benefits Money Market Fund		500,801	227,058	727,859
PRISM Equity Index Fund	27,487,801			27,487,801
PRISM Money Market Fund	19,541,550			19,541,550
PRISM Fidelity Magellan II Fund	8,980,935			8,980,935
The American Funds Group:				
American Balanced Fund	16,821,124			16,821,124
Bond Fund of America	6,980,900			6,980,900
EuroPacific Growth Fund	5,601,738			5,601,738
Washington Mutual Investors Fund	14,088,133			14,088,133
Putnam Vista Fund	16,654,069			16,654,069
At estimated fair value:				
Participant loans	4,244,558			4,244,558
Total investments	198,964,428	165,989,605	15,406,588	380,360,621
Receivables:				
Employee contributions	366,438			366,438
Investment income	16,203	2,474	1,293	19,970
Due from broker for securities sold	2,954,612	367,218		3,321,830
Total receivables	3,337,253	369,692	1,293	3,708,238
Total assets	202,301,681	166,359,297	15,407,881	384,068,859
Liabilities:				
Note payable to Charter One Bank, F.S.B. (Note 3)			1,752,000	1,752,000
Cash overdraft	3,455,000			3,455,000
Due to broker for securities purchased	740,754			740,754
Other	6,640			6,640
Total liabilities	4,202,394		1,752,000	5,954,394
Interfund receivables (payables)	198,866	(241,482)	42,616	
Net assets available for benefits	$ 198,298,153	$ 166,117,815	$ 13,698,497	$ 378,114,465

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

	Participant Directed Funds	Non-Participant Directed: Allocated ESOP Stock Fund	Non-Participant Directed: Unallocated ESOP Stock Fund	Total
Additions to net assets:				
Contributions:				
Employee	$ 14,324,186	$	$	$ 14,324,186
Employer			743,221	743,221
Other		924		924
Total contributions	14,324,186	924	743,221	15,068,331
Investment income (loss):				
Interest and dividends	2,366,666	4,299,467	314,711	6,980,844
Net depreciation in the fair value of investments:				
Charter One Financial, Inc. common stock	(1,094,131)	(2,422,806)	(89,801)	(3,606,738)
Investment funds	(7,756,102)			(7,756,102)
Total investment income (loss)	(6,483,567)	1,876,661	224,910	(4,381,996)
Total additions	7,840,619	1,877,585	968,131	10,686,335
Deductions from net assets:				
Benefits to participants	26,004,793	19,231,125		45,235,918
Interest expense			88,034	88,034
Investment management fees	73,390			73,390
Other	16,050			16,050
Total deductions	26,094,233	19,231,125	88,034	45,413,392
Net increase (decrease) before allocations and transfers	(18,253,614)	(17,353,540)	880,097	(34,727,057)
Allocation of Charter One Financial, Inc. common stock, at fair value (Note 1)		11,774,285	(11,774,285)	
Interfund transfers	2,731,191	(2,854,954)	123,763	
Estimated amount receivable from Liberty Federal Bank 401(k) Savings Plan (Note 1)	1,491,993			1,491,993
Decrease in net assets available for benefits	(14,030,430)	(8,434,209)	(10,770,425)	(33,235,064)
Net assets available for benefits:				
Beginning of year	198,298,153	166,117,815	13,698,497	378,114,465
End of year	$184,267,723	$157,683,606	$ 2,928,072	$344,879,401

See notes to financial statements.

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

		Non-Participant Directed		
	Participant Directed Funds	Allocated ESOP Stock Fund	Unallocated ESOP Stock Fund	Total
Additions to net assets:				
Contributions:				
Employee	$ 12,582,398			$ 12,582,398
Employer	48,522		$ 793,223	841,745
Other	2,587	$ 9,019		11,606
Total contributions	12,633,507	9,019	793,223	13,435,749
Investment income:				
Interest and dividends	2,253,175	3,829,362	522,315	6,604,852
Net appreciation (depreciation) in the fair value of investments:				
Charter One Financial, Inc. common stock	29,828,778	61,421,407	6,951,445	98,201,630
Investment funds	(2,240,591)			(2,240,591)
Total investment income	29,841,362	65,250,769	7,473,760	102,565,891
Total additions	42,474,869	65,259,788	8,266,983	116,001,640
Deductions from net assets:				
Benefits to participants	17,753,649	12,352,991		30,106,640
Interest expense			233,515	233,515
Investment management fees	55,004			55,004
Other	20,551			20,551
Total deductions	17,829,204	12,352,991	233,515	30,415,710
Net increase before allocations and transfers	24,645,665	52,906,797	8,033,468	85,585,930
Allocation of Charter One Financial, Inc. common stock, at fair value (Note 1)		9,042,160	(9,042,160)	
Transfers in (out):				
Between investment funds, including loans made and repaid	2,688,443	(3,516,187)	827,744	
Transfers from other plans:				
Chittenden Corporation Incentive Savings and Profit-Sharing Plan (Note 1)	1,695,547			1,695,547
Haverfield Corporation Employee Stock Ownership Plan (Note 1)	1,802,029			1,802,029
St. Paul Federal Bank for Savings Profit-Sharing and Savings Plan (Note 1)	26,184,667			26,184,667
Total transfers from other plans	29,682,243			29,682,243
Decrease in estimated amount receivable from other plans:				
St. Paul Federal Bank for Savings Profit-Sharing and Savings Plan (Note 1)	(50,355,881)			(50,355,881)
Chittenden Corporation Incentive Savings and Profit-Sharing Plan (Note 1)	(1,555,371)			(1,555,371)
Total decrease in estimated amount receivable from other plans	(51,911,252)			(51,911,252)
Total transfers in (out) - net	(19,540,566)	(3,516,187)	827,744	(22,229,009)
Increase (decrease) in net assets available for benefits	5,105,099	58,432,770	(180,948)	63,356,921
Net assets available for benefits:				
Beginning of year	193,193,054	107,685,045	13,879,445	314,757,544
End of year	$198,298,153	$166,117,815	$13,698,497	$378,114,465

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Charter One Bank Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution employee stock ownership plan with a contributory 401(k) feature and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is for the exclusive benefit of employees to encourage and assist them in adopting a regular savings program and to provide additional security upon retirement. Charter One Bank, N.A. (known as Charter One Bank, F.S.B. prior to May 7, 2002) (the "Bank") is the Plan sponsor. The Plan is subject to the provisions of ERISA. Key Trust Company of Ohio, N.A. ("Key Trust") is trustee and recordkeeper.

The Plan is authorized to borrow money to purchase shares of employer common stock. Shares acquired with the proceeds from any such loans ("ESOP Loans") are initially maintained in a suspense fund ("Unallocated ESOP Stock Fund") and serve as collateral for the ESOP Loans. As debt service payments are made on the ESOP Loans, shares of stock are released from the Unallocated ESOP Stock Fund and are available for allocation to participants in accordance with the provisions of the Plan.

In 1999, the ALBANK, F.S.B. Incentive Savings and Employee Stock Ownership Plan (the "ALBANK Plan") was merged into the Plan as a result of the merger of ALBANK Financial Corporation and subsidiaries into Charter One Financial, Inc. ("Charter One"), the parent company of the Bank, in 1998. Substantially all of the ALBANK Plan's assets, liabilities (including an ESOP loan, see Note 3) and participant account balances were transferred into the Plan in connection with the merger.

Administration - The Plan is administered by the Employee Benefits Committee (the "Committee") of the Board of Directors of Charter One. The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan are held and administered by Key Trust.

Eligibility - Prior to January 1, 2001, employees who were compensated on an hourly basis were generally eligible to participate in the Plan on the first January 1 or July 1 occurring after completion of a 12-month period of employment (as defined). All other employees were generally eligible to participate on the first January 1 or July 1 after the completion of six months of employment.

Effective January 1, 2001, employees who were not leased employees were eligible to participate in the Plan on the first day of the month following 30 days of consecutive service. Approximately 2,300 employees who had been hired on or before December 1, 2000 and who were not already participants in the Plan entered the Plan on January 1, 2001.

On July 2, 2001, Alliance Bancorp and subsidiaries ("Alliance") were merged into Charter One. Alliance Bancorp is the holding company of Liberty Federal Bank. The Liberty Federal Bank 401(k) Savings Plan (the "Liberty Plan") was frozen on July 31, 2001. For purposes of eligibility, participation, and vesting in the Plan, the continuing former employees of Alliance received past service credit for their employment with Alliance. Approximately 450 of the continuing former employees of Alliance who met the eligibility requirements of the Plan on August 1, 2001 became participants in the Plan as of that date. The Bank intends to merge the Liberty Plan into the Plan on July 1, 2002. Approximately $1.5 million of net assets are expected to be transferred into the Plan in conjunction with the merger.

On November 19, 2001, Charter One acquired the branches and retail deposits of Superior Federal Bank, F.S.B. ("Superior") from the Federal Deposit Insurance Company ("FDIC"). For purposes of eligibility, participation, and vesting in the Plan, the continuing former employees of Superior received past service credit for their employment with Superior. Approximately 100 of the continuing former employees of Superior who met the eligibility requirements of the Plan on December 1, 2001 became participants in the Plan as of that date. The Superior 401(k) Plan (the "Superior Plan") is in the process of being terminated by the FDIC. It is the Bank's intent to permit the continuing former employees of Superior to elect to roll over their balances from the Superior Plan once those assets are available for distribution.

Transfer of Assets From Other Plans - On September 19, 1997, Haverfield Corporation and its affiliates were acquired by Charter One. The Haverfield Corporation Employee Stock Ownership Plan was frozen on December 31, 1997 and was merged into the Plan during 2000.

On October 1, 1999, St. Paul Bancorp, Inc. and subsidiaries ("St. Paul") were merged into Charter One. The St. Paul Federal Bank for Savings Profit-Sharing and Savings Plan (the "St. Paul Plan") was frozen on December 31, 1999 and merged into the Plan on August 1, 2000. The transfer was approximately $24,000,000 less than the amount estimated at December 31, 1999, primarily due to approximately $27,000,000 of benefits paid to participants between January 1, 2000 and August 3, 2000. St. Paul's defined benefit plan was terminated on December 31, 1999. It is the Bank's intent to permit eligible participants in that terminated plan to elect to roll over their calculated benefits into the Plan once those assets are available for distribution.

On November 5, 1999, Charter One purchased 14 branches of Vermont National Bank ("Vermont"), a subsidiary of Vermont Financial Services Corp. ("Vermont FSC") from Chittenden Corporation ("Chittenden") as part of Chittenden's May 31, 1999 merger with Vermont FSC. The transfer of the account balances of the continuing former Vermont employees from the Chittenden Corporation Incentive Savings and Profit-Sharing Plan into the Plan was effective March 1, 2000 and was approximately $140,000 higher than the amount estimated as of December 31, 1999.

Contributions - The Plan provides that participating employees can elect to enter into a salary reduction agreement with the Bank (the "Employer"), thereby contributing on a before-tax basis to their Salary Deferral Accounts from one to twelve percent of their compensation, as defined in the Plan, subject to certain provisions of the Internal Revenue Code. Prior to January 1, 2001, Employer Matching Contributions were equal to the sum of 75 percent of the first three percent, 50 percent of the next three percent and 25 percent of the next three percent of an eligible participant's contribution pursuant to his or her salary deferral agreement with the Bank. Effective January 1, 2001, the Employer Matching Contribution was changed to 50 percent of the first 9 percent of an eligible participant's contribution.

Employer contributions are also required, to the extent necessary, to pay debt service on the ESOP Loans (see Note 3). The Employer may also elect to make additional discretionary contributions. All eligible participants, as of the last day of the Plan year, are allocated Employer ESOP Contributions.

Employer ESOP Contributions consist of: (1) shares of Charter One common stock ("Charter One Stock") released as a result of ESOP Loan payments, excluding shares used for dividend replacement and Employer Matching Contributions; (2) any discretionary Employer contributions; and (3) eligible amounts forfeited from terminated participant nonvested account balances not used to offset employer contributions.

Shares of Charter One Stock released as a result of debt service on the ESOP Loans, to the extent available, are first used to fund the Employer Matching Contributions, which are credited to the accounts of eligible participants as of the last day of each calendar quarter. Fifty-five percent of such released shares are credited to eligible participants' ESOP Debt Financed Share Accounts and/or ALBANK ESOP Debt Financed Share Accounts with the remaining 45 percent being credited to their Matching Share Reinvestment Accounts. If the number of such available released shares is insufficient to fund the Employer Matching Contributions, the Employer would contribute the remaining amount in the form of cash, which would be credited to such participants' Matching Investment Accounts. Released shares were used to fund \$5,858,669 and \$5,525,330 of the Employer Matching Contributions for the years ended December 31, 2001 and 2000, respectively. Any remaining released shares become part of the Employer ESOP contribution.

Participant Accounts - Employer contributions are credited to participants' Matching Contribution Accounts, ESOP accounts and/or ALBANK Discretionary ESOP Accounts. Matching Contribution Accounts consist of Matching Investment Accounts and Matching Share Reinvestment Accounts. Participants' Matching Share Reinvestment Accounts, ALBANK ESOP Debt Financed Share Accounts and ESOP Debt Financed Share Accounts consist primarily of shares of Charter One Stock released from the Unallocated ESOP Stock Fund as a result of the payment of debt service for the ESOP Loans (see Note 3). Participants' ESOP Non-Leveraged Share Accounts consist primarily of shares of Charter One Stock received as part of an ESOP allocation which had not been acquired with the proceeds of the ESOP Loan. Other participant accounts established under the Plan can include a Salary Deferral Account, an After-Tax Account, a Rollover Account, a Vested Prior Employer Contribution Account, an ALBANK Matching Contribution Account, and, effective January 1, 2001, a Dividend Reinvestment Account. The ALBANK Matching Contribution Account and ALBANK Discretionary ESOP Account consist primarily of shares of Charter One Stock related to payments on the ESOP Loan in the ALBANK Plan prior to its merger into the Plan on July 1, 1999. The ALBANK Discretionary ESOP Account also consists of shares of Charter One Stock received in the 1999 and 2000 Employer ESOP Contribution allocations. Effective January 1, 2001, the Dividend Reinvestment Account was established to be credited with cash dividends received on Charter One Stock, which eligible participants may elect to either receive as a distribution within 90 days after the Plan year-end or to remain in the Plan (see Note 8).

Vesting - Participants are fully vested in their Salary Deferral Accounts, After-Tax Accounts, Rollover Accounts, ALBANK Matching Contribution Accounts, Vested Prior Employer Contribution Accounts, and Dividend Reinvestment Account, including any, related investment gains or losses. Vesting in their Matching Contribution Accounts, ESOP Debt Financed Share Accounts, ALBANK Debt Financed Share Accounts and ESOP Non-Leveraged Share Accounts ("ESOP Accounts"), and ALBANK Discretionary ESOP Accounts, including any related investment gains or losses, is based on a participant's period of employment with the Employer as defined in the Plan. Participants generally vest at the rate of 20 percent per year. However, certain employees who became participants in the Plan between January 1, 1998 and December 31, 2000 and terminated employment prior to January 1, 2001 became 33 percent vested after three years of employment, increasing to 100 percent after five years. Full vesting is also achieved upon (1) the attainment of age 65, (2) the death or permanent and total disability of the participant, (3) termination of employment as a result of certain identified reductions in the work force, or (4) termination of employment within two years following a change in control of the Bank or Charter One.

Forfeited Accounts - The nonvested portions of the Matching Contribution Accounts, ESOP Accounts and/or ALBANK Discretionary ESOP Accounts of terminated participants are forfeited in accordance with the terms of the Plan. If terminated employees who were not fully vested are rehired by the Employer within a five-year period, any amounts previously forfeited would be recredited to their accounts if within a specified time frame, they return to the Plan and recontribute the amount of Employer contributions previously distributed to them. Any remaining forfeitures can be used to reduce Employer contributions or become part of the Employer ESOP Contribution. Forfeitures used to reduce employer contributions were approximately $83,000 and $1,100,000 in 2001 and 2000, respectively.

Funds - The Plan provides for the establishment of a variety of investment funds, a Company Stock Fund, a Participant Loan Fund and two ESOP Funds under which the Plan's assets, liabilities, and participant account balances are segregated. These investment funds include both participant directed and non-participant directed funds. The investment options (participant directed) offered under the 401(k) provisions of the Plan consist of the following:

Money Market Fund - The assets of this fund are invested in KeyBank's Victory DCS Money Market Fund (PRISM Money Market Fund prior to May 1, 2001), a common collective trust invested in KeyBank's EB Money Market Fund, which contains a diversified portfolio of money market instruments.

Fixed Income Fund - The assets of this fund are invested in The American Funds Group: Bond Fund of America - Class A Shares, a mutual fund invested primarily in corporate and government debt securities in the United States and abroad, mortgage and asset backed securities and money market instruments, which are expected by the fund manager to provide current income consistent with preservation of capital.

Balanced Investment Fund - The assets of this fund are invested in The American Funds Group: American Balanced Fund - Class A Shares, a mutual fund invested primarily in stocks, bonds and cash instruments, which are expected by the fund manager to provide capital preservation, current income and long-term growth of capital and income.

Mid Cap Equity Fund - The assets of this fund are invested in the Putnam Vista Fund: Class A Shares, a mutual fund invested primarily in mid-sized companies expected by the fund manager to provide capital appreciation.

Large Cap Equity Fund I - The assets of this fund are invested in KeyBank's Victory DCS Equity Index Fund (PRISM Equity Index Fund prior to May 1, 2001), a common collective trust invested in KeyBank's EB Equity Index Fund, which is a diversified portfolio of common stocks, stock index futures contracts and other derivative securities designed to replicate the performance of the Standard & Poor's 500 Index.

Large Cap Equity Fund II - The assets of this fund are invested in The American Funds Group: Washington Mutual Investors Fund - Class A Shares, a mutual fund invested primarily in common stock of companies that are expected by the fund manager to provide current income and an opportunity for growth of principal.

Large Cap Equity Fund III - The assets of this fund are invested in KeyBank's Victory DCS Fidelity Magellan II Fund (PRISM Fidelity Magellan II Fund prior to May 1, 2001), a mutual fund invested in the Fidelity Magellan Fund, which contains a portfolio of common stock and convertible securities of domestic, foreign and multi-national issuers expected by the fund manager to provide capital appreciation.

International Equity Fund - The assets of this fund are invested in The American Funds Group: EuroPacific Growth Fund - Class A Shares, a mutual fund invested primarily in stocks of companies based outside the United States, and cash instruments, which are expected by the fund manager to provide long-term growth of capital.

Company Stock Fund - The assets of this fund are shares of Charter One Stock. A small money market position is also maintained in this fund.

Participants specify the desired allocation of their own contributions and any earnings thereon to the various investment funds noted above. Participants also specify the desired allocation of certain Employer contributions and related investment earnings. Participants can make investment changes on a daily basis.

Net investment income is allocated to participants' accounts on a daily basis based on the income attributable to the assets held in their respective accounts.

The Plan also provides for two non-participant directed ESOP Funds as follows.

Unallocated ESOP Stock Fund - This fund is credited with shares of Charter One Stock acquired with the proceeds of the ESOP Loan (see Note 3). A small money market position is also generally maintained in this fund. As debt service payments are made on the ESOP Loan, shares of stock are subsequently transferred to the Allocated ESOP Stock Fund and credited to the accounts of eligible participants.

Allocated ESOP Stock Fund - The assets of this fund are shares of Charter One Stock. A small money market position is also maintained in this fund. Participants who are active employees, attained the age of 55, and, in some cases, completed five years of employment may make a diversification election at least once each calendar quarter to sell any or all vested shares of Charter One Stock in this fund and to invest the proceeds in any of the investment funds offered under the 401(k) feature of the Plan or take an immediate distribution in the form of cash or Charter One Stock. All participants may direct that the Charter One Stock in their Matching Share Reinvestment Accounts and Dividend Reinvestment Accounts be sold and the proceeds reinvested in any or all of the investment funds offered under the 401(k) provisions of the Plan.

Cash dividends paid on any shares of stock that had been purchased with the proceeds of an applicable ESOP Loan may be used to pay debt service under the Plan's ESOP Loan agreement. Any dividends from Charter One Stock credited to participants' accounts in the Allocated ESOP Stock Fund that are used for debt service on the ESOP Loan would be replaced with released shares of Charter One Stock of equal value (see Note 3). Prior to the Plan Amendment described in Note 8, all other cash dividends on Charter One Stock in participants' accounts were automatically reinvested in shares of Charter One Stock.

Payment of Benefits - Vested benefits are payable upon the participant's death, a determination of disability, as defined in the Plan, or other termination of employment. Various forms of distributions are available under the Plan. Effective October 15, 2001, the annuity form of payment, available to certain eligible participants, was eliminated. Payments of vested benefits to terminated employees must commence at age 70-1/2. Participants can withdraw their after-tax contributions and accumulated earnings thereon at any time, subject to certain minimum withdrawals. Participants who have attained the age of 65 and are still employed by the Bank can request an in-service withdrawal of any or all of their account balances. Participants can request an in-service withdrawal of any or all of the vested portion of their accounts, except for their ESOP Accounts, at any time if they have attained age 59-1/2.

Participants who have encountered a financial hardship, as defined in the Plan, can request an in-service withdrawal of the vested portion of their accounts, except for their ESOP Accounts, their ALBANK Discretionary ESOP Accounts and their ALBANK Allocated Match Accounts (the "Segregated ESOP Accounts"). Participants who are active employees, have attained the age of 55, and have, in some cases, completed five years of employment may make a diversification election at least once each calendar quarter to sell any or all vested shares of Charter One Stock in their Segregated ESOP Accounts, Dividend Reinvestment Accounts and Matching Share Reinvestment Accounts and immediately withdraw the proceeds or to immediately receive any or all such vested shares in the form of Charter One Stock.

Loans to Participants - Participants are permitted to borrow up to 50 percent of the vested interest in their accounts, except for their Segregated ESOP Accounts, not to exceed $50,000. Participants cannot borrow from their Segregated ESOP Accounts. Prior to October 15, 2001, a loan could be granted to some participants only with spousal consent. Each Participant is restricted to one outstanding loan at a time. The minimum loan amount is $1,000.

The fixed interest rate charged on the loans is equal to the prime rate (as defined) at the time of the loan origination plus one percent. Participant loans are treated as a transfer from the participant directed accounts into a Loan Fund. Loan payments are generally made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan. Principal and interest payments on the loans are allocated to the Loan Fund and transferred into the participants' directed investment funds based on their current investment allocation election.

Voting Rights - The trustee votes all allocated shares of Charter One Stock in the participants' accounts in accordance with the direction of the participants. If voting instructions on allocated shares are not received, the trustee, in its sole discretion, votes the shares. Shares held as collateral in the Unallocated ESOP Stock Fund are voted by the trustee in the same proportion as the votes cast on allocated shares held by participants who are employees of the Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting.

Distributions to Participants - Distributions to participants are recorded when paid. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $2,024,985 and $3,717,353 at December 31, 2001 and 2000, respectively.

Valuation of Investments - Investments in Charter One Stock are stated at fair value as measured by quoted market prices in an active market. Other investment funds are stated at values determined by the trustee, based on the market values of the underlying assets of the fund. Participant loans are stated at cost, which approximates fair value.

Expenses - Fees and expenses incurred to manage and maintain the participant directed investment funds were charged at the investment fund level and were netted against investment income, except for the Company Stock Fund for which such fees were shown as a deduction from the fund's net assets. Loan initiation fees are paid by the borrowing participants. The Employer paid other costs of administering the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

3. NOTE PAYABLE

At December 31, 2001 and 2000, respectively, 122,115 and 525,698 shares of Charter One Stock held in the Plan's Unallocated ESOP Stock Fund were pledged as collateral for the ALBANK ESOP Loan. The interest rate on the loan is based on the prime rate less 25 basis points (4.5 percent and 9.25 percent at December 31, 2001 and 2000, respectively) and is payable quarterly. Dividends on the unallocated shares of Charter One Stock acquired with the proceeds of the ALBANK ESOP Loan are being used to pay debt service. The remaining principal amount of the ALBANK ESOP Loan of $387,597 was repaid on February 28, 2002.

4. EMPLOYER STOCK

The Plan held 8,480,210 and 8,977,730 shares of Charter One Stock at December 31, 2001 and 2000, respectively. There was a five percent stock dividend on shares of Charter One Stock on September 28, 2001 and September 30, 2000. The market value of Charter One Stock was $27.15 per share at December 31, 2001 and $28.875 at December 31, 2000. In addition, transfers of Charter One Stock into the Plan included approximately 700,000 and 100,000 shares from the St. Paul Plan and Haverfield Plan, respectively, in August 2000.

5. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Employer has the right under the Plan agreement to discontinue contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, each Participant would become fully vested in his or her account balance as of such date, to the extent funded.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated April 1, 1997 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate section of the Internal Revenue Code (the "Code"). The Plan has been amended and restated on various dates since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable provisions of the Code and submitted a request for a new determination letter on February 25, 2002.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31, 2001	2000
Benefits paid to participants per the financial statements	$45,235,918	$30,106,640
Add - amounts currently payable at year end per the Form 5500		
Less - amounts payable at the prior year end		(611,609)
Benefits per the Form 5500	$45,235,918	$29,495,031

8. SUBSEQUENT EVENTS

In January 2002, the Plan was amended to allow participants to elect to have cash dividends on Charter One Stock which were credited to their accounts subsequent to December 31, 2000, either: (1) distributed to them no later than 90 days after the Plan year end in which the dividends were paid, or (2) remain in the Plan and be reinvested therein.

On May 24, 2002, Charter National Bancorp, Inc. was merged into Charter One. The Bank intends to freeze the Charter National Bancorp Retirement Savings Plan (the "Charter National Plan") on July 31, 2002. The Bank intends to grant the continuing former employees of Charter National Bancorp, Inc. and its subsidiaries ("Charter National") past service credit for their employment with Charter National for purposes of eligibility, participation and vesting in the Plan. It is estimated that approximately 100 of the continuing former employees of Charter National will meet the eligibility requirements of the Plan on August 1, 2002 and will become participants in the Plan on that date. The Bank intends to merge the Charter National Plan into the Plan as soon as practicable in 2003.

* * * * * *

CHARTER ONE BANK RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Charter One Financial, Inc.	8,480,210 shares of common stock	$ 78,271,600	$ 230,237,701
*	KeyBank	1,438,860 units of Employee Benefits Money Market Fund	1,438,860	1,438,860
*	KeyBank	286,074 units of Victory DCS Equity Index Fund	23,061,764	22,461,111
*	KeyBank	1,378,857 units of Victory DCS Money Market Fund	17,954,868	19,083,654
*	KeyBank	447,072 units of Victory DCS Fidelity Magellan II Fund	8,643,007	8,055,391
	The American Funds Group	1,234,125 units of American Balanced Fund	19,164,896	19,560,875
	The American Funds Group	600,625 units of Bond Fund of America	8,004,488	7,681,997
	The American Funds Group	183,080 units of EuroPacific Growth Fund	6,170,946	4,919,366
	The American Funds Group	535,031 units of Washington Mutual Investors Fund	16,182,108	15,114,634
	Putnam	1,306,344 units of Vista Fund	19,245,862	11,286,812
*	Loans to participants	Interest rates of 5.5 percent to 10.5 percent with maturity dates through 2016		3,806,752
		Total		$ 343,647,153

* Party-in-interest.

EXHIBIT 1

Consent of independent public accountants

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-70007 of Charter One Financial, Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of Charter One Bank Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Cleveland, Ohio
June 26, 2002